UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

TROPICANA LAS VEGAS HOTEL AND CASINO, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

897085106

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)
________________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 897085106	Page 2 of 9

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Trustees of General Electric Pension Trust I.R.S. # 14-6015763

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

	5.	SOLE VOTING POWER

NUMBER OF		13,000 shares

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,717,825 shares

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,000 shares

WITH:	8.	SHARED DISPOSITIVE POWER

9,717,825 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,717,825

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

100.0%*

12.	TYPE OF REPORTING PERSON(See Instructions)

EP

*	Percentage calculated on the basis of 9,717,825 shares of Class A Common Stock issued and outstanding on December 31, 2010

Page 2 of 9 Pages

CUSIP No. 897085106	Page 3 of 9

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GE Capital Debt Advisors LLC, as investment manager of General Electric Pension Trust I.R.S. # 26-3487861

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5.	SOLE VOTING POWER

NUMBER OF		13,000 shares

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,717,825 shares

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,000 shares

WITH:	8.	SHARED DISPOSITIVE POWER

9,717,825 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,717,825 shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

100.0%*

12.	TYPE OF REPORTING PERSON(See Instructions)

IA

*	Percentage calculated on the basis of 9,717,825 shares of Class A Common Stock issued and outstanding on December 31, 2010

Page 3 of 9 Pages

CUSIP No. 897085106	Page 4 of 9

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). General Electric Company I.R.S. # 14-0689340

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

	5.	SOLE VOTING POWER

NUMBER OF		Disclaimed

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,717,825 shares

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Disclaimed

WITH:	8.	SHARED DISPOSITIVE POWER

9,717,825

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,717,825

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

100.0%*

12.	TYPE OF REPORTING PERSON(See Instructions)

CO

*	Percentage calculated on the basis of 9,717,825 shares of Class A Common Stock issued and outstanding on December 31, 2010

SEE INSTRUCTIONS BEFORE FILING OUT!

Page 4 of 9 Pages

CUSIP No. 897085106	Page 5 of 9

INTRODUCTORY NOTE:  This Statement on Schedule 13G is filed on behalf of General Electric Company, a New York corporation (“GE”), GE Capital Debt Advisors LLC, a Delaware limited liabbility company and an indirect wholly owned subsidiary of GE (“GECDA”) and the Trustees of General Electric Pension Trust, a New York common law trust (“GEPT”).  GECDA is a registered investment adviser and acts as Investment Manager of GEPT. GECDA may be deemed to be the beneficial owner of 13,000 shares of Class A common stock of Tropicana Las Vegas Hotel and Casino, Inc. owned by GEPT.   GE disclaims beneficial ownership of all shares.

Item 1(a)	Name of Issuer

Tropicana Las Vegas Hotel and Casino, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

160 Pacific Avenue, Suite 222
San Francisco, California 94111

Item 2(a)	Name of Person Filing

Trustees of General Electric Pension Trust  (“GEPT”) (see Schedule II)
GE Capital Debt Advisors LLC (“GECDA”), as investment manager of GEPT
General Electric Company (“GE”)

Item 2(b)	Address of Principal Business Office or, if none, Residence

GEPT: 3001 Summer Street, Stamford, CT 06904 GECDA: 201 Merritt 7, Norwalk, CT 06851 GE: 3135 Easton Turnpike, Fairfield, CT 06828

Item 2(c)	Citizenship

GEPT: New York common law trust
GECDA: Delaware limited liability company
GE: New York corporation

Item 2(d)	Title of Class of Securities

Class A Common Stock (“Class A Common”)

Item 2(e)	CUSIP Number

897085106

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C.78o)

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c)

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c)

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (U.S.C.80a-8)

(e) ☐	An Investment Adviser in accordance with §240.13-1(b)(1)(ii)(E)

(f) ☐	An Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g) ☐	A Parent Holding Company or Control Person in accordance with §240.13d-1(b)(1)(ii)G)

(h) ☐	A Savings Association as defined in Section 3(b) of the federal Deposit Insurance Act (U.S.C. 1813)

(i) ☐	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Page 5 of 8 Pages

CUSIP No. 897085106	Page 6 of 9

Item 4	Ownership

As more fully described in the Form 10-12G/A filed by Tropicana Las Vegas Hotel and Casino, Inc. (the “Company”) on May 28, 2010, all of the Company’s stockholders are a party to that certain Stockholders’ Agreement, dated as of July 1, 2009 (the “Stockholders’ Agreement”), which contains certain agreements as to voting. As a result, all of the Company’s stockholders may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such stockholders being deemed to have beneficial ownership of all of the shares owned by the group. However, except as otherwise noted, each of the Company’s stockholders disclaims beneficial ownership of shares of the Company’s capital stock not held directly by such stockholder. The table below shows, as of December 31, 2010, the direct ownership (excluding the deemed beneficial ownership of shares held by other members of the group as a result of the Stockholders’ Agreement) of all of the Company’s stockholders of all outstanding shares of the Company’s capital stock. The outstanding shares of the Company’s capital stock include Class A Common and Preferred Stock. The table below also shows, as of December 31, 2010, the direct ownership of Class A Common assuming full conversion of all shares of Preferred Stock into Class A Common at an exchange ratio of 4:1. The exchange ratio may increase to the extent dividends on the Preferred Stock accrue and are unpaid.

	Class A Common		Preferred Stock		Class A Common Assuming Full Conversion of Preferred Stock
	Shares	Percent	Shares	Percent	Shares	Percent
Trilliant Gaming Nevada Inc.(a)	2,916,221	64.3%	1,049,659	81.0%	7,114,857	73.2%
Wells Fargo & Company(b)	537,800	11.9	140,598	10.9	1,100,192	11.3
H/2 Special Opportunities Ltd.(c)	290,833	6.4	89,566	6.9	649,097	6.7
Embassy & Co.	120,000	2.6	—	—	120,000	1.2
Aozora Bank Ltd.	110,000	2.4	—	—	110,000	1.1
DeBello Investors LLC(d)	50,000	1.1	14,070	1.1	106,280	1.1
Community Bank of Nevada	100,000	2.2	—	—	100,000	1.0
Pacific Investment Management Company LLC(e)	100,000	2.2	—	—	100,000	1.0
Fidelity ADV Series I: Fidelity Advisors Floating Rate High Income Fund(f)	48,650	1.1	—	—	48,650	*
Deutsche Bank(g)	37,761	*	—	—	37,761	*
Newcastle CDO IX I Ltd.	30,000	*	—	—	30,000	*
Credit Suisse Candlewood Special Situations Fund LP	20,138	*	1,692	*	20,138	*
Harch CLO III Limited	20,000	*	—	—	20,000	*
Pacific Select FN High YLD BND	20,000	*	—	—	20,000
Atlantis Funding Ltd.	16,082	*	—	—	16,082	*
US Bank NA(h)	14,000	*	—	—	14,000	*
General Electric Pension Trust(i)	13,000	*	—	—	13,000	*
Endurance CLO I Ltd.	10,000	*	—	—	10,000	*
Light Point CLO 2004-1 (NY)	10,000	*	—	—	10,000	*
Ocean Trails CLO I	10,000	*	—	—	10,000	*
Ocean Trails CLO lI	10,000	*	—	—	10,000	*
WG Horizons CLO 1	10,000	*	—	—	10,000	*
Whitehorse V Ltd.	10,000	*	—	—	10,000	*
Prospero CLO II BV	8,000	*	—	—	8,000	*
Cumberland Il CLO Ltd.	5,000	*	—	—	5,000	*

Page 6 of 8 Pages

CUSIP No. 897085106	Page 7 of 9

Lehman Commercials Paper Inc.	5,000	*	—	—	5,000	*
Louisiana State Employees Retirement Fund	5,000	*	—	—	5,000	*
Judy A. Mencher	4,000	*	—	—	4,000	*
John Redmond	4,000	*	—	—	4,000	*
Total:	4,535,485	100.0%	1,295,585	100.0%	9,717,825	100.00%

Notes

* Represents holding percentage of less than 1%.

(a)
Consists of shares held by Onex Armenco Gaming I LP (1,854,331 shares of Class A Common and 667,446 shares of Preferred Stock), Onex Armenco Gaming II LP (64,550 shares of Class A Common and 23,234 shares of Preferred Stock), Onex Armenco Gaming III LP (68,671 shares of Class A Common and 24,717 shares of Preferred Stock), Onex Armenco Gaming IV LP (44,088 shares of Class A Common and 15,870 shares of Preferred Stock), Onex Armenco Gaming V LP (68,671 shares of Class A Common and 24,717 shares of Preferred Stock), Onex Armenco Gaming VI LP (38,456 shares of Class A Common and 13,841 shares of Preferred Stock), Onex Armenco Gaming VII LP (30,408 shares of Class A Common and 10,945 shares of Preferred Stock), Onex Armenco Gaming IX LP (26,817 shares of Class A Common and 9,652 shares of Preferred Stock) and Onex Armenco Gaming X LP (651,558 shares of Class A Common and 234,520 shares of Preferred Stock) and Onex Armenco Gaming XI LP (68,671 shares of Class A Common and 24,717 shares of Preferred Stock).  Trilliant Gaming is the general partner of, and controls all voting and investment decision of, each of the Onex Armenco Gaming entities.  Each of Mr. Alex Yemenidjian, the Company’s Chairman, Chief Executive Officer and President, Mr. Timothy Duncanson, one of the Company’s directors, and Mr. Gerald Schwartz, the Chairman and controlling stockholder of Onex Corporation, owns one-third of the outstanding voting securities of Trilliant Gaming, and together Messrs. Yemenidjian, Duncanson and Schwartz own 100% of the outstanding voting securities of Trilliant Gaming.  A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Company owned by the Onex Armenco Gaming Entities.  The Onex Armenco Gaming Entities were formed by entities affiliated with Onex Corporation.  As a result, Trilliant Gaming and, in turn, Messrs. Yemenidjian, Duncanson and Schwartz, may be deemed to have beneficial ownership of the shares of Class A Common held by the Onex Armenco Gaming entities, but disclaim beneficial ownership of shares held by parties other than these entities. Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(b)
Consists of shares held by The Foothill Group, Inc. (502,800 shares of Class A Common and 130,757 shares of Preferred Stock), and shares held by various funds managed by Wells Capital Management (35,000 shares of Class A Common and 9,841 shares of Preferred Stock).  Foothill is a wholly-owned subsidiary of Wells Fargo & Co., or Wells Fargo, a diversified financial services company.  As a result, Wells Fargo may be deemed to have beneficial ownership of shares of our company held by Foothill.  Wells Capital Management, a wholly-owned subsidiary of Wells Fargo, is a registered investment advisor and may be deemed to have beneficial ownership of shares of our company held by various funds managed by it due to it having voting and investment control over such shares.  Wells Fargo disclaims beneficial ownership of shares of our company beneficially owned by Wells Fargo Capital Management.  Except as described above, each of these entities disclaims beneficial ownership of shares held by any party other than itself.

(c)
H/2 Special Opportunities Ltd. (“H/2”) is wholly-owned by H/2 Special Opportunities L.P. (“H/2 LP”). By virtue of his status as the managing member of H/2 SOGP LLP (“H/2 GP”)), Spencer Haber may be deemed to be the beneficial owner of the shares of the Company held directly by H/2 SO, which shares may also be deemed to be beneficially owned by H/2 GP and H/2 LP.

(d)
Wexford Capital LP is the manager of Debello LLC and, as a result, may be deemed to have beneficial ownership of the securities held by Debello. Further, Wexford GP LLC, as the general partner of Wexford Capital LP, and each of Charles E. Davidson and Joseph M. Jacobs, as controlling persons of Wexford GP LLC, may also be deemed to have beneficial ownership of the securities held by Debello. Wexford Capital LP, Wexford GP and Messrs. Davidson and Jacobs share the power to vote and dispose of the interests in the securities beneficially owned by Debello. Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the securities owned by Debello except, in the case of Messrs. Davidson and Jacobs, to the extent of their interests in the members of Debello LLC.

(e)
Consists of shares of Class A Common held by Mayport CLO, Ltd. (10,000 shares), Pimco Floating Income Fund (50,000 shares), Pimco Cayman Bank Loan Fund (10,000 shares), Portolo  CLO Ltd. (20,000 shares) and Southport CLO Ltd. (10,000 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(f)
Fidelity Advisors Series I; Fidelity Advisor Floating Rate High Income Fund (“Fidelity Advisors Series I”) is an open-end investment company registered under the Investment Company Act of 1940 and advised by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment advisor registered under the Investment Advisors Act of 1940. Fidelity Advisor Series I is the record owner of the shares reported but has reported that it does not have a pecuniary interest in such shares.

(g)
Consists of shares of Class A Common Held by Bridgeport CLO Ltd. (6,323 shares), Burr Ridge CLO Plus Ltd. (3,823 shares), Forest Creek CLO Ltd. (3,823 shares), Genesis CLO 2007-1 Ltd. (3,500 shares), Long Grove CLO Ltd. (5,000 shares), Market Square CLO Ltd. (3,823 shares), Marquette Park CLO Ltd. (3,823 share), Rosemont CLO Ltd. (3,823 shares) and Schiller Park CLO Ltd. (3,823 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(h)
Consists of shares of Class A Common held by Veritus CLO Ltd. (6,000 shares) and Veritas CLO II Ltd. (8,000 shares). Each of the these entities disclaims beneficial ownership of shares held by parties other than these entities.

(i)
GE Capital Debt Advisors (“GECDA”) is an investment manager of General Electric Pension Trust (“GEPT”). GECDA shares voting and dispositive power over the shares reported and may be deemed to be the beneficial owner of such shares. Though GEPT has 100% pecuniary interest in the shares reported.

(a)	Amount beneficially owned:	9,171,825 shares

(b)	Percentage of Class:	100.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 13,000 shares

(ii)	Shared power to vote or to direct the vote: 9,717,825 shares*

(iii)	Sole power to dispose or to direct the disposition of: 13,000 shares

(iv)	Shared power to dispose or to direct the disposition of: 9,717,825 shares*

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Page 7 of 8 Pages

CUSIP No. 897085106	Page 8 of 9

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding shares of Class A Common.

Item 8	Identification and Classification of Members of the Group

See Introductory Note above

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

Not Applicable

Page 8 of 9 Pages

CUSIP No. 897085106	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:               March 21, 2011

GENERAL ELECTRIC PENSION TRUST
By:	GE Capital Debt Advisors LLC, its investment manager
By:	/s/ Denis M. Creeden
Name: Denis M. Creeden
Title: President

GE CAPITAL DEBT ADVISORS LLC

By:	/s/ Denis M. Creeden
Name: Denis M. Creeden
Title: President

GENERAL ELECTRIC COMPANY

By:	/s/ Neeraj K. Mehta
Name: Neeraj K. Mehta
Title: Duly Authorized Signatory

Page 9 of 9 Pages

  Schedule I

JOINT FILING AGREEMENT

The undersigned acknowledge and agree the the foregoing statement on Schedule 13G with respect to the beneficial ownership by the undersigned of shares of the Class A common stock of Tropicana Las Vegas Hotel and Casino, Inc. is being filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. This agreement may be executed in any number of counterparts and all such counterparts taken together shall constitute one and the same instrument.

Date:               March 21, 2011

GENERAL ELECTRIC PENSION TRUST
By:	GE Capital Debt Advisors, LLC, its investment manager
By:	/s/ Denis M. Creeden
Name: Denis M. Creeden
Title: President

GE CAPITAL DEBT ADVISORS LLC

By:	/s/ Denis M. Creeden
Name: Denis M. Creeden
Title: President

GENERAL ELECTRIC COMPANY

By:	/s/ Neeraj K. Mehta
Name: Neeraj K. Mehta
Title: Duly Authorized Signatory

  Schedule II

TRUSTEES OF GENERAL ELECTRIC PENSION TRUST

3001 Summer Street, P.O. Box 7900
Stamford, Connecticut 06904

The names of the Trustees of General Electric Pension Trust are as follows:

Jay W. Ireland, III

Paul M. Colonna

Michael T. Cosgrove

Ralph R. Layman

Matthew J. Simpson

Donald W. Torey

John J. Walker

David W. Wiederecht

Tracie A. Winbigler